SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form   40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

CNH GLOBAL N.V.

Form 6-K for the month of March 2008

List of Exhibits:

1.	News Release entitled, “Case Rodeos Raise Dollars, Volunteers and Awareness for 75 Habitat for Humanity Affiliates across North America”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

March 20, 2008

For Immediate Release

Contact:
Tom McLaughlin	Jane Cooper
262/636-7498	630/377-2555
thomas.mclaughlin@cnh.com	jcooper@cooperhong.com

Case Rodeos Raise Dollars, Volunteers and Awareness

for 75 Habitat for Humanity Affiliates across North America

More than $140,000 Donated

RACINE, Wis. (March 19, 2008) – During the North American Case Rodeo Championship held in Las Vegas last week, in conjunction with ConExpo-CON/AGG, more than $6,500 additional dollars were raised for Habitat for Humanity. This brings the total dollars raised for Habitat for Humanity affiliates to more than $140,000 since Case Construction Equipment kicked off its Habitat for Humanity fundraising campaign in January 2007.

Dedicated to the cause of eliminating poverty housing since its founding in 1976, Habitat for Humanity has built more than 250,000 houses worldwide, providing simple, decent and affordable shelter for more than one million people.

Fundraising efforts started in 2007 with Case Construction Equipment’s contribution of $5,000 to Habitat for Humanity Las Vegas. The fundraising event kicked off the 50th anniversary celebration for the loader/backhoe. Case was the first construction equipment manufacturer to fully integrate a tractor loader and backhoe and warrant it from the factory.

Throughout the year, more than 75 Case dealers held loader/backhoe rodeos and fundraising events that generated funds for their local Habitat affiliates across the United States and Canada. Many Case dealerships helped provide materials and volunteers to build Habitat homes in their communities. Case employees also raised $26,000 for the local Habitat for Humanity affiliate in Racine, Wis. (the site of the Case Construction Equipment corporate office), and helped build a home for a low-income family.

“As important as the dollars collected are the volunteer hours, awareness and long-term relationships resulting from the work of Case dealerships across North America,” said Jim Hasler, vice president, Case Construction Equipment, North America. “Our partnership with Habitat for Humanity affiliates has been rewarding on many levels. We look forward to continuing the good work that has just started as a result of our 2007 campaign and the Case Rodeo Series.”

Case Construction Equipment sells and supports a full line of construction equipment around the world, including the No. 1 loader/backhoes, articulated trucks, excavators, motor graders, wheel loaders, vibratory compaction rollers, crawler dozers, skid steers, compact track loaders, telescopic handlers and rough-terrain forklifts. Through Case dealers, customers have access to a true professional partner—with world-class equipment and aftermarket support, industry-leading warranties and flexible financing. More information is available at www.casece.com. Case is a division of CNH Global N.V. (NYSE: CNH), a majority-owned subsidiary of Fiat S.p.A. (FIA.MI).